

The Pool Company

Supplement to Proxy Statement for the 2023 Annual Meeting of Stockholders to be held on May 2, 2023

This proxy statement supplement, dated March 31, 2023 (this "Supplement"), supplements the definitive proxy statement on Schedule 14A (the "Proxy Statement") of Latham Group, Inc. (the "Company"), filed with the Securities and Exchange Commission (the "SEC") on March 21, 2023 and relating to the 2023 Annual Meeting of Stockholders of the Company (the "Annual Meeting") to be held on Tuesday, May 2, 2023 at 8:00 a.m. Eastern Daylight Time, at Saratoga National Golf Club, 458 Union Avenue, Saratoga Springs, NY 12866.

Director Resignation

On March 29, 2023, Dane L. Derbyshire resigned as a Class III member of the Board of Directors of the Company (the "Board") and as a member of the Nominating and Corporate Governance Committee of the Board (the "Nominating and Corporate Governance Committee"), each effective immediately, in connection with his departure from Pamplona Capital Management. His decision to resign was not the result of any disagreement with management or the Board related to the Company's operations, policies, or practices. Mr. Derbyshire had been a director designee of Pamplona Capital Partners V, L.P. ("Pamplona") in accordance with the Stockholders Agreement among the Company, Pamplona, Wynnchurch Capital Partners IV, L.P. and WC Partners Executive IV, L.P., dated as of April 27, 2021 (the "Stockholders Agreement").

Director Appointments

Following the director appointments noted below, six of nine directors are independent, and the Audit and Compensation Committees continue to be comprised solely of independent directors.

Brian Pratt

On March 30, 2023, the Board appointed Brian Pratt, age 28, to the Board as a Class III member of the Board and to serve as a member of the Nominating and Corporate Governance Committee to fill the vacancy upon the resignation of Mr. Derbyshire, effective immediately. Mr. Pratt was appointed to the Board as a director designee of Pamplona under the Stockholders Agreement. Accordingly, Mr. Pratt will not receive compensation as a non-employee director of the Company. However, Mr. Pratt will enter into the Company's standard form of indemnity agreement for directors (the "Indemnity Agreement"). Except for applicable matters regarding Pamplona and its affiliates specified in the Proxy Statement, Mr. Pratt does not have a material interest in any transaction that is required to be disclosed under Item 404(a) of Regulation S-K. The Board has determined that Mr. Pratt is an independent director of the Board.

Mr. Pratt is a Vice President at Pamplona Capital Management LLC, having joined the firm in March 2019. Since 2019, Mr. Pratt has worked closely with the Board and Latham management on financial, operational and transactional matters. Mr. Pratt serves as a board observer of several other companies, including BFG Supply, a national distributor of consumables, greenhouse durables, and technical equipment to the green industry, and CSC ServiceWorks, Inc., a provider of commercial laundry services and air vending solutions. Prior to joining Pamplona, Mr. Pratt worked in the investment banking division at Barclays from 2017 to February 2019. Mr. Pratt holds a Bachelor of Science in Political Science from Yale University. We believe Mr. Pratt is qualified to serve as a member of our Board because of his financial and acquisition experience and strategic and consumer products knowledge.

Mr. Pratt did not beneficially own any shares of Common Stock as of the record date.

DeLu Jackson

On March 30, 2023, the Board appointed DeLu Jackson, age 50, to the Board as a Class I member of the Board to fill an existing vacancy on the Board following the departure of a Class I member in July 2022. The Board also appointed Mr. Jackson to serve as a member of the Audit Committee of the Board, replacing Suzan Morno-Wade, and the Nominating and Corporate Governance Committee, replacing Alex Hawkinson. The foregoing appointments were effective immediately. Mr. Jackson will receive compensation under our non-employee director Compensation program. He will also enter into the Indemnity Agreement with the Company. Mr. Jackson does not have a material interest in any transaction that is required to be disclosed under Item 404(a) of Regulation S-K. The Board has determined that Mr. Jackson is an independent director of the Board and that he satisfies all applicable requirements to serve on the Audit Committee, including without limitation the applicable requirements of Nasdaq and the Securities Exchange Act of 1934, as amended.

Since September 2021, Mr. Jackson has served as Executive Vice President and Chief Marketing Officer of ADT Inc., a leader in smart home and small business security. From August 2017 until September 2021, Mr. Jackson was Vice President—Head of Marketing and Digital at Conagra Brands, Inc., a leading branded food company. Before joining Conagra Brands, he served in senior digital and marketing roles for domestic and international brands, including Kellogg Company, McDonald's Corporation, Nissan Motor Co., Ltd, Audi of America and Subaru of America. Mr. Jackson also serves on the board of directors of Brag House Inc. (an esports platform), the Western Golf Association and the Chicago Public Library Foundation. Mr. Jackson holds an MBA from NYU Stern School of Business and a BA in Politics from Princeton University. We believe Mr. Jackson is qualified to serve as a member of our Board because of his experience as a public company executive, his expertise in digital and marketing strategy and knowledge of consumer products.

Mr. Jackson did not beneficially own any shares of Common Stock as of the record date.

Qualifications, Attributes, Skills and Experience of our Directors

The following table sets forth a summary of key qualifications, attributes, skills and experience that our current directors contribute to our Board, following the resignation of Mr. Derbyshire and the election of Messrs. Pratt and Jackson.

	Number of Directors
Senior Leadership or Management Experience	8
Consumer Products Expertise	7
Manufacturing and Supply Chain Experience	6
International Business Operations Experience	6
Marketing and Brand Management Expertise	7
Strategic Growth and M&A Experience	8
Other Public Company Service	3
Finance or Accounting Experience	6
Digital Transformations, Technology or Cybersecurity Expertise	4
Risk Management/Compliance Expertise	3
Human Capital Management Expertise	4

Board Committees

The following table provides membership on the Committees as of March 31, 2023, following the resignation of Mr. Derbyshire and the election of Messrs. Pratt and Jackson. Mr. Rajeski does not serve on any standing committees of our Board.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
James E. Cline (1)(4)	X	X	—
Robert D. Evans	C	—	—
Alexander L. Hawkinson (3)	—	—	—
DeLu Jackson (2)(3)	X	—	X
Mark P. Laven (1)	—	—	C
Suzan Morno-Wade (2)(4)	—	C	—
Brian Pratt (3)	—	—	X
William M. Pruellage (3)(4)	—	X	—

C = Committee Chair; X = Member

(1)   Mr. Cline is Chair of our Board and Mr. Laven is Vice Chair of our Board.

(2)   Ms. Morno-Wade served on our Audit Committee through March 2023. Mr. Jackson was appointed to our Audit Committee in March 2023.

(3)   Mr. Hawkinson served on our Nominating and Corporate Governance Committee until March 2023. Mr. Derbyshire was appointed to our Nominating and Corporate Governance Committee upon his appointment to our Board in February 2022 and served until his resignation in March 2023. Mr. Jackson and Mr. Pratt were appointed to our Nominating and Corporate Governance Committee in March 2023. Mr. Pruellage served on our Nominating and Corporate Governance Committee until February 2022.

(4)   Mr. Pruellage was appointed to our Compensation Committee following the resignation of Andrew D. Singer from our Compensation Committee and our Board in February 2022. Ms. Morno-Wade was appointed to our Compensation Committee in August 2022 following the resignation of Christopher P. O'Brien from our Compensation Committee and our Board in July 2022. Mr. Cline served as Chair of our Compensation Committee until December 2022, and Ms. Morno-Wade has served as Chair of our Compensation Committee since January 2023.

The resignation of Mr. Derbyshire and the Board's election of Messrs. Pratt and Jackson to fill the vacancies on the Board does not change the directors nominated for election at the Annual Meeting. Further, the developments described in this Supplement do not change the Board's recommendations or other disclosures regarding any of the proposals contained in the Proxy Statement.

Board Diversity Matrix (as of March 31, 2023)

We are committed to have at least two diverse Board members by 2025. We also have taken the Board Challenge Charter Pledge to support the goal of true and full representation on all boards of directors and to support and encourage the broader corporate community to accelerate these important changes.

Total Number of Directors	9			
Part I: Gender Identity	**Female**	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Directors	1	8	—	—
Part II: Demographic Background				
African American or Black	1	1	—	
Alaskan Native or Native American	—	—	—	
Asian	—	—	—	
Hispanic or Latinx	—	—	—	
Native Hawaiian or Pacific Islander	—	—	—	
White	1	7	—	
Two or more Races or Ethnicities	1	—	—	
LGBTQ+			—	
Did not disclose demographic background			—	

Additional Information

Stockholders who have already submitted proxies to vote their shares of Common Stock for the Annual Meeting may change or revoke their proxy no later than the times specified in the Proxy Statement. If you are the stockholder of record, you can change or revoke your proxy by (i) delivering to the attention of the Corporate Secretary at Latham Group, Inc., 787 Watervliet Shaker Road, Latham, New York 12110, a written notice of revocation of your proxy, (ii) delivering to the Company an authorized proxy bearing a later date (including a proxy over the Internet or by telephone), or (iii) attending the Annual Meeting and voting your shares electronically. Attendance at the Annual Meeting will not, by itself, revoke a proxy.

Stockholders who are the beneficial owner of shares of Common Stock held in street name must follow the instructions for changing or revoking your proxy provided by the stockholder's broker, bank, or other nominee.

Proxies which have already been submitted, and which are not subsequently revoked or changed as described above, will be voted at the Annual Meeting as indicated. Detailed information regarding voting procedures can be found in the Proxy Statement.

Except as described in this Supplement, the information disclosed in the Proxy Statement continues to apply. To the extent that information in this Supplement differs from information disclosed in the Proxy Statement, the information in this Supplement applies. The Proxy Statement, together with this Supplement, have been filed with the SEC and are also available at www.proxyvote.com.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we hope you will vote by Internet, telephone or mail as soon as possible to ensure your vote is recorded promptly. Please carefully review the instructions on each of your voting options described in the Proxy Statement, as well as in the accompanying Notice of Internet Availability of Proxy Materials, proxy card or voting instruction card you received in the mail.

latham
The Pool Company